UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SAN Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

79781B 10 4

(CUSIP Number)

Marc J. Leder Rodger R. Krouse Sun Capital Partners, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 (561) 394 0550	Douglas C. Gessner, Esq. James S. Rowe, Esq. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79781B104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Solunet, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (see item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (see item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (see item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 77,470,397 (See item 4 and item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 76,035,306 (See item 4 and item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,470,397 (See item 4 and item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 6 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on April 4, 2003, as amended by Amendment No. 1 previously filed on April 13, 2004, Amendment No. 2 previously filed on March 28, 2005, Amendment No. 3 previously filed on May 17, 2005, Amendment No. 4 previously filed on June 30, 2005 and Amendment No. 5 previously filed on November 18, 2005 by Sun Solunet, LLC, a Delaware limited liability company (“Sun Solunet”), Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners II LP”), Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors II”), Sun Capital Partners, LLC, a Delaware limited liability company ("Sun Partners LLC"), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock of SAN Holdings, Inc. (the “Issuer”) as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following:

On November 23, 2005, the Issuer and Sun Partners II entered into an amendment to the Credit Support Agreement (the “Sun Guaranty Amendment”) providing that the Issuer would continue issuing additional warrants to Sun Solunet as contemplated by the Credit Support Agreement and as set forth in the Sun Guaranty Amendment if Sun Solunet purchased the Harris Facility from Harris N.A. (“Harris”, formerly known as Harris Trust and Savings Bank ) and Sun Partners II terminated its guaranty of the Harris Facility.  On that same date, Harris assigned all of its rights in the Harris Facility to Sun Solunet in exchange for Sun Solunet’s payment in full of the outstanding principal and interest under the Harris Facility.  On November 29, 2005, Sun Partners II terminated its guaranty of the Harris Facility.  The preceding summary of terms of the Sun Guaranty Amendment is qualified in its entirety by reference to the detailed provisions of the Sun Guaranty Amendment, a copy of which is attached hereto as Exhibit N and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated April 4, 2003, by and among each of the Reporting Persons*

Exhibit B	-	Agreement and Plan of Merger*

Exhibit C	-	Management Services Agreement*

Exhibit D	-	SANZ Warrant*

Exhibit E	-	Assignment Agreement*

Exhibit F	-	Shareholders Agreement*

Exhibit G	-	Registration Agreement*

Exhibit H		Credit Support Agreement**

Exhibit I		March 2005 Guaranty Warrant**

Exhibit J	March 2005 Supplemental Warrant**

Exhibit K	May 2005 Guaranty Warrant***

Exhibit L	June 2005 Supplemental Warrant****

Exhibit M	November 2005 Guaranty Warrant*****

Exhibit N	Sun Guaranty Amendment

*Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on April 4, 2003.

**Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 28, 2005.

***Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 17, 2005.

****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on June 30, 2005.

*****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on November 18, 2005.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2005	SUN SOLUNET, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 1, 2005	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 1, 2005	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 1, 2005	SUN CAPITAL PARTNERS, LLC

	By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Date: December 1, 2005	/s/ Marc J. Leder
Marc J. Leder

Date: December 1, 2005	/s/ Rodger R. Krouse
Rodger R. Krouse